PRELIMINARY PROXY

November 9, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC  20549

Re:  New River Funds

       SEC File Nos. 333-106498 /811- 21384

Ladies and Gentlemen:

On behalf of New River Funds, a Delaware business trust (the “Trust”), attached herewith for filing pursuant to paragraph (a) of Rule 20a-1 under the Investment Company Act of 1940, as amended, and pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 101(a) of Regulation S-T, is a conformed electronic copy of the preliminary proxy statement, notice of meeting and form of proxy to be furnished to shareholders of the New River Small Cap Fund  (the  “Fund”), a series of the Trust, in connection  with a Special  Meeting of Shareholders to be held in December, 2005 (the “Special Meeting”). The Fund is a series of shares offered by the Trust.  No other series of the Trust is involved in the Special Meeting.

At the Special Meeting, shareholders will be asked to consider and approve a new investment sub-advisory agreement between New River Advisers LLC and Michael W. Cook Asset Management, Inc., d.b.a. Cook Mayer Taylor.  The Fund also may transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     Questions concerning these proxy materials may be directed to Bibb L. Strench, Esq. at (202) 419-8412.

Very truly yours,

Bibb Strench